Allianz Life Insurance Company of New York

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Phone:  763-765-2913
Fax:      763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

VIA EDGAR

June 14, 2012

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:           Allianz Life of NY Variable Account C
Post-Effective Amendment No. 11 to Registration Statement on Form N-4
File Nos. 333-171428 and 811-05716

Dear Ms. Samuel:

The prospectus contained in Post-Effective Amendment No. 8, dated April 30, 2012 will no longer be used after July 6, 2012 in those states in which the new benefit has been approved.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of New York

By:    /s/ Stewart D. Gregg
         Stewart D. Gregg

AZL-VisNYPOS